Exhibit 99.1

Rule 4.7B

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

Introduced 31/03/00 Amended 30/09/01, 24/10/05, 17/12/10, 01/09/16

Name of entity

Mesoblast Limited

ABN	Quarter ended (“current quarter”)
68 109 431 870	30 June 2018

Consolidated statement of cash flows

		Current quarter	Year to date (12 months)
		US$ '000	US$ '000
1	Cash flows from operating activities
1.1	Receipts from customers
	- on execution of the TiGenix patent license	—	5,625
	- other (eg: TEMCELL related revenues)	1,491	4,519
1.2	Payments for:
	(a) research and development	(14,100)	(54,919)
	- includes the costs of the three Tier 1 Phase 3 programs in advanced chronic heart failure, chronic low back pain and acute graft vs host disease.
	(b) manufacturing commercialisation	(1,643)	(3,813)
	(c) advertising and marketing	—	—
	(d) leased assets	—	—
	(e) staff costs	(2,039)	(10,707)
	(f) other expenses from ordinary activities	(2,115)	(11,599)
	(g) other:
	- intellectual property portfolio expenses	(1,067)	(3,644)
1.3	Dividends received (see note 3)	—	—
1.4	Interest received	101	367
1.5	Interest and other costs of finance paid	(816)	(816)
1.6	Income taxes paid	—	(25)
1.7	Government grants and tax incentives	—	—
1.9	Net cash from / (used in) operating activities	(20,188)	(75,012)

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

		Current quarter	Year to date (12 months)
		US$ '000	US$ '000
2	Cash flows from investing activities
2.1	Payment to acquire:
	(a) property, plant and equipment	(27)	(201)
	(b) businesses (see item 10)	—	—
	(c) investments	—	—
	(d) intellectual property	—	—
	(e) other non-current assets	—	—
2.2	Proceeds from disposal of:
	(a) property, plant and equipment	—	—
	(b) businesses (see item 10)	—	—
	(c) investments	—	—
	(d) intellectual property	—	—
	(e) other non-current assets	—	—
2.3	Cash flows from loans to other entities	—	—
2.4	Dividends received (see note 3)	—	—
2.5	Other (provide details if material)	—	—
	(a) Payments for contingent consideration	(409)	(952)
2.6	Net cash from / (used in) investing activities	(436)	(1,153)

		Current quarter	Year to date (12 months)
		US$ '000	US$ '000
3	Cash flows related to financing activities
3.1	Proceeds from issues of shares	—	40,566
3.2	Proceeds from issue of convertible notes	—	—
3.3	Proceeds from exercise of share options	—	—
3.4	Transaction costs related to issues of shares, convertible notes or options	(661)	(3,265)
3.5	Proceeds from borrowings	—	31,704
3.6	Repayment of borrowings	—	—
3.7	Transaction costs related to loans and borrowings	(352)	(392)
3.8	Dividends paid	—	—
3.9	Other (provide details if material)	—	—
3.10	Net cash from / (used in) financing activities	(1,013)	68,613

		Current quarter	Year to date (12 months)
		US$ '000	US$ '000
4	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of quarter/year to date	59,539	45,761
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(20,188)	(75,012)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(436)	(1,153)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	(1,013)	68,613
4.5	Effect of movement in exchange rates on cash held	(139)	(446)
4.6	Cash and cash equivalents at end of quarter	37,763*	37,763*

* Mesoblast’s proforma cash balance at June 30, 2018 was US$77.8 million, inclusive of US$40 million gross cash proceeds received on July 10, 2018 from NovaQuest pursuant to a financing facility which was entered into in the quarter.

+ See chapter 19 for defined terms.

01/09/2016 Appendix 4C Page 2

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

		Current quarter	Previous quarter
		US$ '000	US$ '000
5	Reconciliation of cash and cash equivalents
	at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts
5.1	Bank balances	37,221	58,980
5.2	Call deposits	99	99
5.3	Bank overdrafts	—	—
5.4	Other (Term deposits)	443	460
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	37,763*	59,539

* Mesoblast’s proforma cash balance at June 30, 2018 was US$77.8 million, inclusive of US$40 million gross cash proceeds received on July 10, 2018 from NovaQuest pursuant to a financing facility which was entered into in the quarter.

Current quarter
US$ '000
6	Payments to directors of the entity and their associates
6.1	Aggregate amount of payments to these parties included in item 1.2	388
6.2	Aggregate amount of cash flow from loans to these parties included in item 2.3	—
6.3	Include below any explanation necessary to understand the transactions included in items 6.1 and 6.2
Payment to directors (for the current quarter) = $388,000

Current quarter
US$ '000
7	Payments to related entities of the entity and their associates
7.1	Aggregate amount of payments to these parties included in item 1.2	—
7.2	Aggregate amount of cash flow from loans to these parties included in item 2.3	—
7.3	Include below any explanation necessary to understand the transactions included in items 7.1 and 7.2 not applicable

+ See chapter 19 for defined terms.

01/09/2016Appendix 4C Page 3

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

		Total facility amount at quarter end	Amount drawn at quarter end
		US$ '000	US$ '000
8	Financing facilities available
Add notes as necessary for an understanding of the position
8.1	Loan facilities	115,000*	65,000*
8.2	Credit standby arrangements	—	—
8.3	Other (please specify)	—	—
8.4

Include below a description of each facility above, including the lender, interest rate and whether it is secured or unsecured. If any additional facilities have been entered into or are proposed to be entered into after quarter end, include details of those facilities as well.

*Loan facility with Hercules Capital, Inc.

On March 6, 2018, Mesoblast entered into a Loan and Security Agreement with Hercules Capital, Inc. (“Hercules Capital”) for a US$75.0 million secured four-year credit facility. Mesoblast drew the first tranche of US$35.0 million on closing. An additional US$15.0 million may be drawn prior to or during Q4 CY2018, and a further US$25.0 million may be drawn prior to or during Q3 CY2019, in each case as certain milestones are met.

At closing date, the interest rate was 9.45%. On June 14, 2018, in line with the increase in the U.S. prime rate, the interest rate on the loan increased to 9.95%.

Loan facility with NovaQuest Capital Management, L.L.C.

On June 29, 2018, Mesoblast entered into a Loan and Security Agreement with NovaQuest Capital Management, L.L.C. (“NovaQuest”) for a non-dilutive US$40.0 million secured eight-year term loan. Mesoblast drew the first tranche of US$30.0 million on closing. An additional US$10.0 million from the loan will be drawn on marketing approval of remestemcel-L (MSC-100-IV) by the United States Food and Drug Administration (FDA).

Prior to maturity in July 2026, the loan is only repayable from net sales of remestemcel-L (MSC-100-IV) in the treatment of pediatric patients who have failed to respond to steroid treatment for acute Graft versus Host Disease (aGVHD), in the United States and other geographies excluding Asia. Interest on the loan will accrue at a rate of 15% per annum with the interest only period lasting four years. Interest payments will be deferred until after the first commercial sale. The financing is subordinated to the senior creditor, Hercules Capital.

		US$ '000
9	Estimated cash outflows for next quarter
9.1	Research and development	(11,632)
9.2	Manufacturing commercialisation	(3,567)
9.3	Advertising and marketing	—
9.4	Leased assets	—
9.5	Staff costs	(2,900)
9.6	Other expenses from ordinary activities	(2,532)
9.7	Other (provide details if material):
	(a) Intellectual property portfolio expenses	(907)
	(b) Interest expenses	(929)
9.8	Total estimated cash outflows	(22,467)*

* In the next quarter we expect net cash used in operating activities, as referenced in section 1.9, will reflect total estimated operating cash outflows less the following receipts:

-  royalty and milestone income earned on sales of TEMCELL® HS Inj.1 in Japan (approximately $1.5m was received in the quarter ended June 30, 2018);

- R&D tax incentive (US$1.7 million was received from the Australian Government in July 2018).

+ See chapter 19 for defined terms.

01/09/2016 Appendix 4C Page 4

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

In regards to cash and cash equivalents, Mesoblast will receive US$40.0 million from Tasly Pharmaceutical Group (“Tasly”) on closing of the strategic alliance that the two companies announced in July 2018 for cardiovascular cell therapies in China. This payment is subject to governmental approvals from the People’s Republic of China.

In addition to the strategic alliance with Tasly, Mesoblast is in advanced negotiations with selected pharmaceutical companies with respect to potential partnering of certain Tier 1 product candidates. Mesoblast does not make any representation or give any assurance that such a partnering transaction will be concluded.

In line with the existing 4 year loan facility with Hercules Capital an additional US$15.0 million may be drawn prior to or during Q4 CY2018, and a further US$25.0 million may be drawn prior to or during Q3 CY2019, in each case as certain milestones are met. Refer to 8.4 for further details.

Mesoblast established an equity facility in 2016 with Kentgrove Capital for up to A$120.0 million/US$90.0 million over the next 12 months to be used at its discretion to provide additional funds as required.

1 TEMCELL HS. Inj. is a registered trademark of JCR Pharmaceuticals Co. Ltd.

		Acquisitions	Disposals
		US$ '000	US$ '000
10	Acquisitions and disposals of business entities
(items 2.1(b) and 2.2(b) above)
10.1	Name of entity	—	—
10.2	Place of incorporation or registration	—	—
10.3	Consideration for acquisition or disposal	—	—
10.4	Total net assets	—	—
10.5	Nature of business	—	—

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Sign here:/s/ Charlie HarrisonDate: 31 July 2018

                                (Company Secretary)

Print name:Charlie Harrison

Notes

1.

The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity that wishes to disclose additional information is encouraged to do so, in a note or notes included in or attached to this report.

2.

If this quarterly report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly

+ See chapter 19 for defined terms.

01/09/2016Appendix 4C Page 5

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

+ See chapter 19 for defined terms.

01/09/2016 Appendix 4C Page 6